SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Announces Dividend Distribution For The First Quarter of 2009.

PARTNER COMMUNICATIONS ANNOUNCES
DIVIDEND DISTRIBUTION FOR THE FIRST QUARTER OF 2009

Rosh Ha’ayin, Israel, May 21, 2009 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announced today that its Board of Directors approved the distribution of a dividend for the first quarter of 2009 in the amount of NIS 1.54 (39 US cent) per share (in total approximately NIS 237 million or US$ 59 million) to shareholders and ADS holders of record on June 24, 2009. The dividend is expected to be paid on July 08, 2009.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange: US $1.00 equals NIS 4. The translations were made purely for the convenience of the reader.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects”, “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications operator (cellular, fixed-line telephony and Internet Services Provider) under the orange™ brand. The Company provides mobile communications services to 2.903 million subscribers in Israel (as of March 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Israel, and operates mobile telecommunications services in Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V.P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

        Dated: May 21, 2009